Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

May 9, 2012

Via EDGAR and Federal Express

Mr. Jeffrey Riedler Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Post-Effective Amendment No. 1 to Form S-1 Filed April 30, 2012 File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated May 7, 2012 (the “Comment Letter”) with respect to Post-Effective Amendment No. 1 to Form S-1, SEC File No. 333-174887, filed by the Company on April 30, 2012 (the “Post-Effective Amendment”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find:

•	three copies of Post-Effective Amendment No. 2 (“Amendment No. 2”) that are marked to reveal changes from the Post-Effective Amendment; and

•	three copies of our Special Report on Form 10-K/A (SP 15D2/A) (the “Amended Special Report”) that are marked to reveal changes from the original SP 15D2 submitted on April 30, 2012.

1.
We note that you filed certified financial statements on Form SP 15D2 on April 30, 2012 as required by Rule 15d-2.  The auditor’s report included in the filing does not identify the auditor and the filing does not include an auditor’s consent.  Please amend this filing to identify the auditor and include an auditor’s consent or advise us as to why such items are not required to be included.  Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the Form SP 15D2.

RESPONSE:  In the Amended Special Report, we have identified the auditor on the signature block (and the Exhibit table) and we apologize for that oversight on our part.  As for the auditor consent, it does not appear to me after reviewing Item 601 of Regulation S-K that a consent is necessary in this instance since we are not incorporating the audit report by reference into our registration statement on Form S-1 (see fn. 5 to the Exhibit Table matrix in Item 601).  Instead, we filed the Post-Effective Amendment (and Amendment No. 2) with the audit report physically contained within the registration statement, and we included a consent from the auditor that was filed as an exhibit to that registration statement.

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission

May 9, 2012

2.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your filing to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

RESPONSE:  In Amendment No. 2, we have made the changes you have requested.  In particular, we have added disclosure on the cover page of the prospectus, in the “Prospectus Summary—The Company—Implications of Being an Emerging Growth Company” section of the prospectus (see p. 7), the “Risk Factors” section of the prospectus (see pp. 19, 25), and under the Critical Accounting Policies caption in the “MD&A” section of the prospectus (see p. 33).  We believe these additions collectively address all of your points.  Furthermore, these added disclosures touch upon the Company’s status as a smaller reporting company and filer of 1934 Act reports under Section 15(d).  See p. 7.

*   *   *   *

As you requested, on behalf of the Company, the Company hereby acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission

May 9, 2012

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures